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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          BlueFire Ethanol Fuels, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    09622L102
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                                 (CUSIP Number)

                                  Arnold Klann
                          BlueFire Ethanol Fuels, Inc.
                                    31 Musick
                                Irvine, CA 92618
                              Phone: (949) 588-3767

                                 With copies to:

                              Scott D. Olson, Esq.
                                 251 High Drive
                             Laguna Beach, CA 92651
                              Phone: (310) 985-1034
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 14, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09622L102
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only)

   Arnold Klann, as an individual and as trustee of RCR Trust I
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ].............................................................
   (b) [ ].............................................................
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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e): [ ]

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6. Citizenship or Place of Organization

   California resident
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Number of            7. Sole Voting Power
Shares
Beneficially            13,597,500
Owned by           -------------------------------------------------------------
Each                 8. Shared Voting Power
Reporting
Person With             0
                   -------------------------------------------------------------
                     9. Sole Dispositive Power

                        13,597,500
                   -------------------------------------------------------------
                    10. Shared Dispositive Power

                        0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    13,764,167 (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)    [   ]

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13. Percent of Class Represented by Amount in Row (11)

    64.8%
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14. Type of Reporting Person (See Instructions)

    IN
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(1) Includes 166,667 common shares issuable to Mr. Klann as an individual pursuant to options to purchase shares of the Company's common stock exercisable within 60 days of February 14, 2007.

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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "BF Common Stock"), of BlueFire Ethanol Fuels, Inc., a Nevada corporation ("BF"). BF's principal executive offices are at 31 Musick, Irvine, CA 92618.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:

                  Arnold Klann, individually and as trustee of RCR Trust I

         (b)      Business address:

                  31 Musick, Irvine, CA 92618

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Director and CEO, BlueFire Ethanol Fuels, Inc., 31 Musick, Irvine, CA 92618

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  No

         (f)      Citizenship.

                  United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2006, BF acquired all of the shares of BlueFire Ethanol, Inc., a Nevada corporation ("BlueFire") according to the terms of an Agreement and Plan of Merger. The shareholders of BlueFire, including Arnold Klann, exchanged all of their shares for BF stock.

The Agreement and Plan of Merger is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction is to facilitate the adoption of the Agreement and Plan of Merger by the stockholders of BF.

As a material term of the transaction, the previous Board of Directors of BF resigned, and Arnold Klann was elected as a Director of BF.

Other than as stated above, Arnold Klann currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Klann reserves the right to develop such plans).

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of February 28, 2007, BF had approximately 21,085,764 shares of beneficially owned issued and outstanding common stock; Mr. Klann was the beneficial owner of 13,764,167 shares of BF common stock, which amounts to 64.8% of the class.

         (c) Mr. Klann has not effected any transaction in the BF Common Stock during the past 60 days.

         (d)      All pecuniary interests in the BF Common Stock referred to in
                  Item 5(a) are held by Mr. Klann, as an individual and as trustee of RCR Trust I.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Klann and BF entered into an executive employment agreement on June 30, 2006 for his service as BF's Chief Executive Officer. The executive employment agreement is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

Mr. Klann and BF entered into a director agreement on June 30, 2006 for his service as BF's director. The director agreement is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

On December 14, 2006, BF issued Mr. Klann an option to purchase 1,000,000 shares of BF stock. The option agreement is incorporated by reference to BF's Form 10-SB/A as filed with the SEC on February 28, 2007.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement and Plan of Merger is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

         B. Executive employment agreement is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

         C. Director agreement is incorporated by reference to BF's Form 10-SB as filed with the SEC on December 13, 2006.

         D. Option agreement is incorporated by reference to BF's Form 10-SB/A as filed with the SEC on February 28, 2007.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2007

Signature: /s/ Arnold Klann
           ----------------------------------------------------------
Name/Title:  Arnold Klann, as an individual as trustee of RCR Trust I



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